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                 February 21, 2023

       Clifford Emmons
       Chief Executive Officer
       IIOT-OXYS, Inc.
       705 Cambridge Street
       Cambridge, MA 02141

                                                        Re: IIOT-OXYS, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 13,
2023
                                                            File No. 333-269731

       Dear Clifford Emmons:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch
       Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brian Higley